ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

February 28, 2008

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX OPTIONS HONEYMOON AREA MINERAL CLAIMS

NEAR KAMLOOPS, BRITISH COLUMBIA

Acrex Ventures Ltd. (the “Company”) has entered into an agreement to option a 100% interest in the Honeymoon Area Mineral Claims.

To exercise the option the Company will pay $5,000 and issue 50,000 shares forthwith after the date of the acceptance of the Agreement by the TSX Venture Exchange (“Approval Date”).  The Company must also pay $60,000 in periodic annual payments on the first, second and third anniversaries of the Approval Date.  To exercise the option the Company will also be obliged to issue three blocks of 50,000 shares each on the first, second and third anniversaries of the Approval Date.  A 2.0% net smelter return (“NSR”) has been reserved to the Optionor, David J. Piggin and the Company will have the right to purchase back a 1.0% NSR for $500,000.  The Agreement is subject to the acceptance for filing by the TSX Venture Exchange.

The road accessible property is located in south-central British Columbia, approximately 80 kilometres northeast of the city of Kamloops, B.C.

The property lies 25 km south of the Harper Creek, volcanogenic sulphide deposit of Yellowhead Mining Inc.  The Harper Creek Deposit has a NI 43-101 measured and indicated resource of 450.9 million tonnes grading 0.32% copper and an additional Inferred resource of 142.2 million tonnes grading 0.33% copper (Ref.: www.yellowheadmining.com).

Prospecting by the Optionor has located several malachite stained mineral showings on the Honeymoon property that carry copper and silver values. Grab samples from four of the showings were assayed by the Optionor and found to carry copper values ranging from 0.62% to 0.86% copper with elevated silver values ranging from 5.88 to 35.3 g/tonne. Petrographic studies completed by Acrex’s geologist show the mineralization, comprised of chalcopyrite and pyrite, occurs in a metasedimentary rock and may be of syngenetic origin.  Syngenetic suphide deposits found elsewhere in the world have large tonnage potential.

The company is currently planning an exploration program to assess this large property that will initially focus on investigating the recently discovered copper mineralization.  The program will consist of geological mapping, geochemical sampling and geophysical surveying. Where warranted, targets will be further tested with a program of trenching and diamond drilling.

The technical information has been reviewed by the company's consulting geologist, Perry Grunenberg, P.Geo, of PBG Geoscience.  Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:   “T.J. Malcolm Powell”

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.